Exhibit 99.1

Triple Flag Declares Q4 2023 Dividend

TORONTO--(BUSINESS WIRE)--November 7, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved the declaration of a cash dividend of US$0.0525 per common share to be paid on December 15, 2023 to the shareholders of record at the close of business on November 30, 2023.

About Triple Flag

Triple Flag is a pure play, precious-metals‐focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Investor Relations:
David Lee
Vice President, Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk